John Hancock Funds

601 Congress Street

Boston, Massachusetts 02210-2805

September 16, 2010

VIA EDGAR

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 02549

Attention: Brion R. Thompson, Esq.

Re:          John Hancock Funds
Post-Effective Amendments to Registration Statements on Form N-1A filed July 16, 2010

Dear Mr. Thompson:

This letter is in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) conveyed in a telephone conversation on Thursday, August 26, 2010, with respect to the post-effective amendments listed in the following table (each, an “Amendment”) for the registrants listed below, each of which was filed with the SEC on July 16, 2010 pursuant to Rule 485(a) under the under the Securities Act of 1933, as amended (the “Securities Act”).

		Post-Effective Amendment Nos.
Registrant	File Nos.	Securities Act of 1933	Investment Company Act of 1940	Accession Number
John Hancock California Tax-Free Income Fund	033-31675 811-05979	35	38	0000950123-10-065986
John Hancock Municipal Securities Trust	033-32246 811-05968	34	38	0000950123-10-065987
John Hancock Tax-Exempt Series Fund	033-12947 811-05079	33	34	0000950123-10-065988

In our response, each registrant listed above generally is referred to as a “Trust” and each series thereof as a “Fund.”

In response to the comments that we received from the Staff, we hereby respectfully submit the following responses.  We have, for the Staff’s convenience, summarized below the comments provided by the Staff, followed immediately by the Trust’s response.  Capitalized terms have the same meanings as used by the Trust in the Amendment.

Securities and Exchange Commission

September 16, 2010

I.              General Comment

1.           Comment — Exhibits — Consent of Independent Registered Public Accounting Firm.  Please state whether each Trust will file a consent executed by the Trust’s independent registered public accounting firm relating to the incorporation by reference of such firm’s opinion in the Trust’s registration statement.

Response.  Each Trust will file such a consent as an exhibit to a post-effective amendment to its registration statement on Form N-1A, which will be filed primarily to update the Trust’s financial information as of the fiscal year ended May 31, 2010 and to incorporate our responses to the staff comments discussed in this letter.

II.            Prospectus Comments

2.           Comment — Summary Prospectus.  Please state whether each Fund intends to use a Summary Prospectus in accordance with Rule 498 under the Securities Act, and, if so, please provide a sample of the legend that will be included at the beginning of the Summary Prospectus.  In the legend, a Fund may incorporate by reference only the Fund’s Statutory Prospectus, the SAI and the financial highlights information in the Fund’s annual report, so long as the annual report has been incorporated by reference into the Statutory Prospectus.

Response.  Each Fund intends to use a Summary Prospectus, which will be filed with the SEC in accordance with Rule 497(k) under the Securities Act.  The following is the legend that will be included at the beginning of the Summary Prospectus:

Before you invest, you may want to review the fund’s prospectus, which contains more information about the fund and its risks.  You can find the fund’s prospectus and other information about the fund, including the statement of additional information and most recent reports, online at www.jhfunds.com/Forms/Prospectuses.aspx.  You can also get this information at no cost by calling 1-800-225-5291 or by sending an e-mail request to info@jhfunds.com.  The fund’s prospectus and statement of additional information, both dated 10-1-10, and most recent financial highlights information included in the shareholder report, dated 5-31-10, are incorporated by reference into this Summary Prospectus.

3.           Comment — Fund summary — Principal investment strategies.  With respect to each Fund, please provide disclosure identifying: (i) the types of derivatives that the Fund may use to achieve its investment objective or related principal investment strategy; and (ii) the purpose for which or how those derivatives are used to achieve the Fund’s investment objective or related principal investment strategy.

Response.  The requested disclosure will be provided.  Each Fund’s prospectus will be revised to identify the derivatives in which the Fund may invest and the purposes therefor, as requested.  The following will be added to the “Principal investment strategies” sections of each “Fund summary”:

The fund may engage in derivative transactions that include futures contracts on debt securities and debt securities indices; options on futures, debt securities and debt indices; and inverse floating rate securities, in each case, for the purposes of reducing risk and/or enhancing investment returns.

Securities and Exchange Commission

September 16, 2010

4.           Comment — Fund summary — Principal risks.  With respect to each Fund, please provide disclosure identifying the principal risks associated with the specific types of derivatives the Fund intends to use.

Response.  The requested disclosure will be provided.  Each Fund’s prospectus will be revised to describe the risks of the specific derivatives disclosed in response to Comment 3, above, as requested.  As set forth below, a discussion of credit and counterparty risk will be added to the “Principal risks” section of each “Fund summary” and the disclosure under the heading “Hedging, derivatives and other strategic transactions risk” will be revised.

Credit and counterparty risk  The issuer or guarantor of a fixed-income security, the counterparty to an over-the-counter derivatives contract or a borrower of a fund’s securities, may be unable or unwilling to make timely principal, interest or settlement payments, or otherwise to honor its obligations.

Hedging, derivatives and other strategic transactions risk  Hedging and other strategic transactions may increase the volatility of a fund and, if the transaction is not successful, could result in a significant loss to a fund.  Counterparty risk, liquidity risk (i.e., the inability to enter into closing transactions) and risk of disproportionate loss are the principal risks of engaging in transactions involving futures contracts, options and inverse floating rate securities.  The use of derivative instruments could produce disproportionate gains or losses, more than the principal amount invested.  Investing in derivative instruments involves risks different from, or possibly greater than, the risks associated with investing directly in securities and other traditional investments and, in a down market, could become harder to value or sell at a fair price.

In addition, the section entitled “Fund details — Risks of investing” for each Fund will be revised to add a more detailed discussion of credit and counterparty risk, as well as to add the following to the sub-section entitled “Hedging, derivatives and other strategic transactions risk”:

Examples of derivative instruments include futures contracts, options and inverse floating rate securities.

5.           Comment — Fund summary — Principal investment strategies.  With respect to each Fund having a policy to invest at least 80% of its net assets, plus amounts borrowed for investment purposes, in securities the interest of which is tax-exempt, please disclose that investments in securities the interest of which is subject to the alternative minimum tax (“AMT”) will not be counted towards such 80% investment policy.

Response.  The requested disclosure will be provided.  The following sentence will be added to the “Fund summary — Principal investment strategies” section for each such Fund:

Investments in bonds subject to the AMT will not be counted towards the fund’s 80% investment policy.

6.           Comment — Fund summary — Principal risks.  With respect to each of John Hancock California Tax-Free Income Fund, John Hancock Massachusetts Tax-Free Income Fund and John Hancock New York Tax-Free Income Fund, please enhance the discussion of “State-specific risk” to address the specific risks of investing in the particular state.

Response.  The requested change will be made with respect to each of these Funds.  Each such Fund’s revised “State-specific risk” factor is set forth below and will replace the current disclosure under this heading in the “Fund summary”:

Securities and Exchange Commission

September 16, 2010

John Hancock California Tax-Free Income Fund

State-specific risk  Because the fund invests mainly in bonds from a single state, its performance is affected by local, state and regional factors.  These factors may include economic or political changes, tax base erosion, state constitutional limits on tax increases, budget deficits and other financial difficulties, and changes in the credit ratings assigned to the state’s municipal issuers.

Historically, California’s economy has been more volatile than that of the nation as a whole.  The State’s economy is relatively diverse, with key drivers being international trade, technology production, tourism, finance, defense, and construction.

John Hancock Massachusetts Tax-Free Income Fund

State-specific risk  Because the fund invests mainly in bonds from a single state, its performance is affected by local, state and regional factors.  These factors may include economic or political changes, tax base erosion, state constitutional limits on tax increases, budget deficits and other financial difficulties, and changes in the credit ratings assigned to the state’s municipal issuers.

Massachusetts’ economy is driven extensively by education, healthcare, financial services, and high technology.

John Hancock New York Tax-Free Income Fund

State-specific risk  Because the fund invests mainly in bonds from a single state, its performance is affected by local, state and regional factors.  These factors may include economic or political changes, tax base erosion, state constitutional limits on tax increases, budget deficits and other financial difficulties, and changes in the credit ratings assigned to the state’s municipal issuers.

Though large and diversified, New York’s economy is heavily influenced by the high-wage financial services industry.

In addition, each such Fund’s “State-specific risk” disclosure under the heading “Fund details — Risks of investing” will be revised and is set forth below:

John Hancock California Tax-Free Income Fund

State-specific risk

Although the fund invests mainly in investment-grade bonds, which generally have a relatively low level of credit risk, any factors that might lead to a credit decline statewide would be likely to cause widespread decline in the credit quality of the fund’s holdings.

While California’s economy is relatively diverse, the State continues to be affected by serious fiscal conditions as a result of voter-passed initiatives that limit the ability of state and local governments to raise revenues, particularly with respect to real property taxes.  In addition, state expenditures are difficult to reduce because of constitutional provisions that require a minimum level of spending for certain government programs, such as education.  California’s economy also may be affected by natural disasters, such as earthquakes or fires.

Securities and Exchange Commission

September 16, 2010

John Hancock Massachusetts Tax-Free Income Fund

State-specific risk

Although the fund invests mainly in investment-grade bonds, which generally have a relatively low level of credit risk, any factors that might lead to a credit decline statewide would be likely to cause widespread decline in the credit quality of the fund’s holdings.

Massachusetts’ economy is relatively diverse, based on education, healthcare, financial services, and high technology.  The Commonwealth has a degree of job stability and an educated work force due to its large concentration of colleges and universities, but the high cost of doing business in Massachusetts may serve as an impediment to job creation.

John Hancock New York Tax-Free Income Fund

State-specific risk

Although the fund invests mainly in investment-grade bonds, which generally have a relatively low level of credit risk, any factors that might lead to a credit decline statewide would be likely to cause widespread decline in the credit quality of the fund’s holdings.

New York’s economy, while diverse, has a relatively large share of the nation’s financial activities.  As a result, the State’s economy is especially vulnerable to adverse events affecting the financial markets, such as those that occurred in 2008 and 2009.

_____________________________________________________

The Staff has requested that each Trust provide the following representations in its response to the Staff’s comments:

In connection with the Amendment, each Trust acknowledges that:

1.             The Trust is responsible for the adequacy and accuracy of the disclosure in the Amendment;

2.             Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the Amendment; and

3.             The Trust may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

* * * * *

Each Fund intends to file a post-effective amendment to its registration statement on Form N-1A to update its financial information as of the fiscal year ended May 31, 2010.  Each subsequent amendment also will reflect the above responses to the Staff’s comments.  Thank you for your prompt attention to these matters.  We hope that these foregoing responses adequately address the comments.  If you have any questions, please do not hesitate to contact me at (617) 663-4324.

Securities and Exchange Commission

September 16, 2010

Sincerely,

/s/ Nicholas J. Kolokithas

Nicholas J. Kolokithas

Assistant Secretary:

John Hancock California Tax-Free Income Fund

John Hancock Municipal Securities Trust

John Hancock Tax-Exempt Series Fund